

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 15, 2015

<u>Via E-mail</u>
Paul Ramsay
President and Director
Algae Dynamics Corp.
37 – 4120 Ridgeway Drive
Mississauga, Ontario, Canada L5L 5S9

> **Re:** **Algae Dynamics Corp.**
> **Registration Statement on Form S-1**
> **Filed October 1, 2015**
> **File No. 333-207232**

Dear Mr. Ramsay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there is no existing market for your common stock as evidenced by the fact that your shares appear to be traded on the OTC Pinks quotation system and are not traded on a national securities exchange or through the facilities of the OTC Bulletin Board or the OTCQX or OTCQB marketplaces of OTC Link ATS. As such, the shares offered by the selling shareholders cannot be priced "at-the-market" since a trading market does not exist. Accordingly, you must provide a fixed price at which the selling stockholders will sell their securities until your shares are traded on an exchange or other public market as noted above.

2. Please amend your registration statement to remove the registration of shares to be sold by RY Capital Group, LLC ("RY") pursuant to the Equity Purchase Agreement. The agreement with RY falls outside the accommodation for registration of equity line transactions for a number of reasons.

   a. RY entered into a convertible note at almost the same time as it entered into the Equity Purchase Agreement. The note is convertible into your common stock at any time. In evaluating whether an investor has become irrevocably bound to purchase all the shares in an equity line, the staff also evaluates any other sales of convertible securities made within the prior quarters. Since RY can determine when it acquires the shares that are issuable upon the conversion of the note, they continue to have an investment decision and so the private placement has not been completed. The private placement must be completed in order for shares to be registered for resale in reliance on the equity line accommodation. Consequently, the shares registered for resale by RY must be removed from the registration statement.
   b. In order for an offering to fit into the equity line accommodation, the shares registered must be traded on a recognized market. As noted in comment 1, your shares are traded on the OTC Pinks, which is not a recognized market and therefore cannot be registered for resale under the accommodation and must be removed from the registration statement.

   If you wish to register the shares that are sold to RY, you may only do so after the shares have been purchased in each quarterly put. Those shares may only be offered at the market if your shares are traded on a national exchange or recognized market at the time the new registration statement is filed.

3. We note that you are registering the resale of 1,550,000 shares of common stock issued or issuable to RY. Given the size relative to the number of shares outstanding held by non-affiliates prior to the RY transactions, the nature of the offering and the selling stockholders, the transaction appears to be an offering by or on behalf of the issuer. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, you must provide a fixed price at which the selling stockholders will sell their securities.

4. If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

   - The number of selling stockholders and the percentage of the overall offering made by each stockholder;
   - The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

- The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;
- Any relationships among the selling stockholders;
- The discount at which the stockholder will purchase the common stock underlying the convertible note upon conversion; and
- Whether or not any of the selling stockholders is in the business of buying and selling securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, or Christian Windsor, Special Counsel, at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor
Special Counsel
For

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
Joseph P. Galda
J.P. Galda & Co.
323 Pine Street, Suite 702
Easton, Pennsylvania 18042